Exhibit 99.1

Oatly Reports Third Quarter 2022 Financial Results

Third Quarter Revenue Increased 7.0% to $183.0 Million Compared to Prior Year Period; Increased 16.7% to $199.7 Million in Constant Currency

Announces Strategic Actions to Adapt Supply Chain Network Strategy and Simplify Organizational Structure

Updates Fiscal Year 2022 Outlook

MALMÖ, Sweden, November 14, 2022 – Oatly Group AB (Nasdaq: OTLY) (“Oatly” or the “Company”), the world’s original and largest oat drink company, today announced financial results for the third quarter and nine months ended September 30, 2022.

Toni Petersson, Oatly’s CEO, commented, “Third quarter financial results were below our expectations, largely driven by COVID-19 restrictions in Asia, production challenges in the Americas, and continued foreign exchange headwinds. However, we continue to see strong velocities, year-over-year sales volume growth, and minimal price elasticity globally which we believe demonstrates the power and resilience of the brand. To position Oatly for our next phase of growth, we have taken decisive and strategic actions to improve our operational efficiencies in a volatile macroeconomic environment with an even more focused allocation of resources and capital. These initial actions will simplify our organizational structures and the execution of our supply chain network expansion, and we expect more profitable growth going forward with a more asset-light strategy."

Strategic Actions

Oatly has initiated several strategic actions to adapt its supply chain network strategy and simplify the organizational structure in order to prepare for the next phase of continued high growth. The Company believes these actions will increase the agility of the organization and drive profitability with a more asset-light strategy.

The framework for the supply chain network strategy is centered on focusing investments on Oatly's proprietary oat-base technology and capacity, which is expected to reduce the capital intensity of future facilities and have a positive effect on our cash flow outlook. The Company is also actively pursuing manufacturing partners to create a more hybrid production network across select geographies. This is in addition to the phasing of capital expenditures and production projects described last quarter, which has already had a positive impact on the Company's cash flow in the near to medium-term.

The strategic actions to simplify the organizational structure are expected to lead to a more balanced growth and profitability equation moving forward. The Company is reviewing the organizational structure to adjust the fixed cost base globally. To start, the Company is executing an overhead and headcount reduction impacting up to 25% of the costs related to the group corporate functions and regional EMEA layers. By doing this, the Company expects annual savings up to $25 million from the reorganization, which will take effect starting in the first quarter 2023. The Company has identified incremental opportunities in the rest of the organization, from which it expects up to $25 million in additional annual savings in the first half of 2023. The Company is unable to make a reasonable determination of an estimate of the severance and other costs associated with its organizational restructuring plans at this time. The Company will provide additional disclosure at such time as it determines a precise amount of the costs and charges associated with these actions.

As part of this review, Jean-Christophe Flatin, Global President, has assumed oversight of the global supply chain network following the departure of the Company's Chief Supply Chain Officer, while Daniel Ordonez, Chief Operating Officer, has assumed oversight of the EMEA markets following the departure of the Company's EMEA President. The Company continues to evaluate its global operations and potential opportunities to recalibrate the organizational structure for its next phase of growth.

	Three months ended September 30,		$ Change			% Change
	2022	2021	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
EMEA	82,567	87,398	82,567	14,484	97,051	-5.5%	11.0%
Americas	60,702	49,469	60,702	—	60,702	22.7%	22.7%
Asia	39,757	34,195	39,757	2,145	41,902	16.3%	22.5%
Total revenue	183,026	171,062	183,026	16,629	199,655	7.0%	16.7%

	Nine months ended September 30,		$ Change			% Change
	2022	2021	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
EMEA	255,535	247,571	255,535	30,628	286,163	3.2%	15.6%
Americas	159,494	124,343	159,494	—	159,494	28.3%	28.3%
Asia	112,141	85,351	112,141	2,692	114,833	31.4%	34.5%
Total revenue	527,170	457,265	527,170	33,320	560,490	15.3%	22.6%

Third Quarter 2022 Highlights

•
Revenue of $183.0 million, a 7.0% increase compared to $171.1 million in the prior year period, which included a foreign currency exchange headwind of $16.6 million. In constant currency, revenue increased 16.7% year-over-year to $199.7 million.
•
EMEA revenue of $82.6 million, a 5.5% decrease compared to $87.4 million in the prior year period, which included a foreign currency exchange headwind of $14.5 million. In constant currency, EMEA revenue increased 11.0% year-over-year to $97.1 million.
•
Americas revenue of $60.7 million, a 22.7% increase compared to $49.5 million in the prior year period.
•
Asia revenue of $39.8 million, a 16.3% increase compared to $34.2 million in the prior year period, which included a foreign currency exchange headwind of $2.1 million. In constant currency, Asia revenue increased 22.5% year-over-year to $41.9 million.
•
Gross profit of $5.0 million, or a 2.7% gross profit margin, compared to $44.9 million, or a 26.2% gross profit margin, in the prior year period.
•
Net loss attributable to shareholders of the parent was $107.9 million compared to net loss of $41.2 million in the prior year period.
•
EBITDA loss of $92.2 million compared to an EBITDA loss of $36.5 million in the prior year period.
•
Adjusted EBITDA loss of $82.7 million compared to Adjusted EBITDA loss of $27.0 million in the prior year period.
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Capital expenditures were $59.2 million for the three months ended September 30, 2022 compared to $52.3 million in the prior year period

Nine Month 2022 Highlights

•
Revenue of $527.2 million, a 15.3% increase compared to $457.3 million in the prior year period, which included a foreign currency exchange headwind of $33.3 million. In constant currency, revenue increased 22.6% year-over-year to $560.5 million.
•
EMEA revenue of $255.5 million, a 3.2% increase compared to $247.6 million in the prior year period, which included a foreign currency exchange headwind of $30.6 million. In constant currency, EMEA revenue increased 15.6% year-over-year to $286.2 million.
•
Americas revenue of $159.5 million, a 28.3% increase compared to $124.3 million in the prior year period.
•
Asia revenue of $112.1 million, a 31.4% increase compared to $85.4 million in the prior year period, which included a foreign currency exchange headwind of $2.7 million. In constant currency, Asia revenue increased 34.5% year-over-year to $114.8 million.
•
Gross profit of $49.0 million, or a 9.3% gross profit margin, compared to $125.4 million, or a 27.4% gross profit margin, in the prior year period.

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Net loss attributable to shareholders of the parent was $267.4 million compared to net loss of $132.6 million in the prior year period.
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EBITDA loss of $236.2 million compared to an EBITDA loss of $104.7 million in the prior year period.
•
Adjusted EBITDA loss of $207.5 million compared to $81.4 million in the prior year period.
•
Capital expenditures were $170.5 million for the nine months ended September 30, 2022 compared to $186.7 million in the prior year period.

Third Quarter 2022 Results

Revenue increased $12.0 million, or 7.0%, to $183.0 million for the third quarter ended September 30, 2022, compared to $171.1 million for the third quarter ended September 30, 2021. Excluding a foreign currency exchange headwind of $16.6 million, revenue for the third quarter was $199.7 million, or an increase of 16.7%, using constant exchange rates. The revenue increase was primarily driven by continued sold volume growth for the Company’s products across the three segments, in addition to price increases implemented in EMEA during the first half of 2022 and the Americas in the third quarter of 2022. Sold volume for the third quarter of 2022 amounted to 126 million liters compared to 110 million liters last year, an increase of 14.5%. Produced finished goods volume for the third quarter of 2022 amounted to 124 million liters compared to 131 million liters for the same period last year, a decrease of 5.3%.

The Company continued to experience revenue growth across the retail and foodservice channels in the third quarter of 2022. In the third quarter of 2022 and 2021, the retail channel accounted for 57.7% and 59.5% of the Company’s revenue, respectively, the foodservice channel accounted for 36.5% and 35.8% of the Company’s revenue, respectively, and the other channel, comprised primarily of e-commerce sales, accounted for 5.8% and 4.7% of the Company’s revenue, respectively.

Gross profit was $5.0 million for the third quarter of 2022 compared to $44.9 million for the third quarter of 2021 and $28.1 million for the second quarter of 2022. The gross profit margin decrease of 1,310 basis points in the third quarter of 2022 compared to the second quarter of 2022 was primarily due to:

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Continued pricing actions of 390 basis points to offset higher cost inflation of 380 basis points,
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Continued COVID-19 restrictions in Asia resulted in underutilization of our facilities in Asia, higher promotional activities, co-packer and inventory provisions of 490 basis points,
•
Challenges at our Ogden facility impacting our margin by 110 basis points,
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Continued macro headwinds in EMEA slowed our new market and channel expansion, which impacted cost of production and resulted in charges related to higher scrap and co-packer volume adjustments of 630 basis points, most of which are expected to be non-recurring,
•
Other items, net, of approximately 90 basis points.

The Company expects that the improved ramp-up of its production facilities in the fourth quarter of 2022 should result in improved fixed cost absorption as well as a better sales mix and the implementation of pricing actions will drive gross profit margin expansion.

Research and development expenses in the third quarter of 2022 increased $1.2 million to $5.2 million compared to $4.1 million in the prior year period.

Selling, general and administrative expenses in the third quarter of 2022 increased $18.7 million to $103.8 million compared to $85.1 million in the prior year period. The increase was primarily due to an increase of $6.6 million in employee related expenses as a result of increased headcount. Employee related expenses also included an offset of $1.5 million in reduced costs for the 2021 Incentive Award Plan (“2021 Plan"). The Company also incurred an increase of $6.5 million in branding and marketing expenses and $3.6 million in other selling costs and third-party consultancy fees, which included an increase of $2.8 million in e-commerce fees. Customer distribution costs also increased by $3.1 million, mainly as a consequence of higher revenue, but also increased as percentage of revenue from 7.4% to 8.6%, due to a number of factors including higher freight rates and mix of sales. The increase was offset by a decrease of $3.9 million in costs relating to external consultants, contractors, other professional fees, $1.6 million from the depositary relating to the administration of the ADR program, and favorable impact from foreign exchange rates of $11.0 million.

Other operating expense for the third quarter of 2022 increased to $0.3 million compared to $0.2 million in the prior year period, comprised primarily of a net foreign exchange loss.

Net loss attributable to shareholders of the parent was $107.9 million for the third quarter of 2022 compared to net loss of $41.2 million in the prior year period.

EBITDA loss for the third quarter of 2022 was $92.2 million, compared to an EBITDA loss of $36.5 million in the third quarter of 2021. The increase in EBITDA loss was primarily a result of lower gross profit of $39.9 million, higher employee related expenses, higher branding and customer distribution expenses, and other operating expenses as the Company has scaled its global operations to support growth across three continents, partially offset by positive impact from foreign exchange rates.

Adjusted EBITDA loss for the third quarter of 2022 was $82.7 million, compared to a loss of $27.0 million in the third quarter of 2021. The increase in Adjusted EBITDA loss was primarily related to lower gross profit of $39.9 million, higher branding and customer distribution expenses, and other operating expenses as the Company has scaled its global operations to support growth across three continents, partially offset by positive impact from foreign exchange rates.

EBITDA, Adjusted EBITDA (Loss), and revenue at constant currency are non-IFRS financial measures defined under “Non-IFRS financial measures.” Please see above revenue at constant currency table and “Reconciliation of IFRS to Non-IFRS Results” at the end of this press release.

The following tables set forth revenue, Adjusted EBITDA, EBITDA and loss before income tax for the Company's three reportable segments for the periods presented.

Revenue, Adjusted EBITDA and EBITDA
Three months ended September 30, 2022 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	82,567	60,702	39,757	—	—	183,026
Intersegment revenue	6,236	7	935	—	(7,178)	—
Total segment revenue	88,803	60,709	40,692	—	(7,178)	183,026
Adjusted EBITDA	(11,491)	(16,577)	(28,447)	(26,188)	—	(82,703)
Share-based compensation expense	(175)	(1,312)	(1,855)	(5,161)	—	(8,503)
Restructuring costs(1)	—	—	—	(1,005)	—	(1,005)
EBITDA	(11,666)	(17,889)	(30,302)	(32,354)	—	(92,211)
Finance income and (expenses), net	—	—	—	—	—	(7,491)
Depreciation and amortization	—	—	—	—	—	(12,157)
Loss before income tax	—	—	—	—	—	(111,859)

Three months ended September 30, 2021 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	87,398	49,469	34,195	—	—	171,062
Intersegment revenue	24,959	341	—	—	(25,300)	—
Total segment revenue	112,357	49,810	34,195	—	(25,300)	171,062
Adjusted EBITDA	9,501	(11,052)	483	(25,899)	—	(26,967)
Share-based compensation expense	(1,492)	(1,166)	(1,653)	(5,257)	—	(9,568)
EBITDA	8,009	(12,218)	(1,170)	(31,156)	—	(36,535)
Finance income and (expenses), net	—	—	—	—	—	3,831
Depreciation and amortization	—	—	—	—	—	(7,922)
Loss before income tax	—	—	—	—	—	(40,626)

Nine months ended September 30, 2022 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	255,535	159,494	112,141	—	—	527,170
Intersegment revenue	30,775	820	1,472	—	(33,067)	—
Total segment revenue	286,310	160,314	113,613	—	(33,067)	527,170
Adjusted EBITDA	(12,033)	(58,176)	(54,179)	(83,071)	—	(207,459)
Share-based compensation expense	(3,193)	(3,722)	(5,646)	(15,164)	—	(27,725)
Restructuring costs(1)	—	—	—	(1,005)	—	(1,005)
EBITDA	(15,226)	(61,898)	(59,825)	(99,240)	—	(236,189)
Finance income and (expenses), net	—	—	—	—	—	(4,507)
Depreciation and amortization	—	—	—	—	—	(34,765)
Loss before income tax	—	—	—	—	—	(275,461)

Nine months ended September 30, 2021 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	247,571	124,343	85,351	—	—	457,265
Intersegment revenue	61,059	597	—	—	(61,656)	—
Total segment revenue	308,630	124,940	85,351	—	(61,656)	457,265
Adjusted EBITDA	24,738	(35,852)	(1,532)	(68,722)	—	(81,368)
Share-based compensation expense	(2,233)	(1,748)	(2,467)	(7,586)	—	(14,034)
IPO preparation and transaction costs	—	—	—	(9,288)	—	(9,288)
EBITDA	22,505	(37,600)	(3,999)	(85,596)	—	(104,690)
Finance income and (expenses), net	—	—	—	—	—	(8,785)
Depreciation and amortization	—	—	—	—	—	(16,386)
Loss before income tax	—	—	—	—	—	(129,861)

* Corporate consists of general overhead costs not allocated to the segments.

** Eliminations refer primarily to intersegment revenue for sales of products from EMEA to Asia.

(1) Relates to accrued severance payments.

EMEA

EMEA revenue decreased $4.8 million, or 5.5%, to $82.6 million for the third quarter of 2022, compared to $87.4 million in the prior year period. Excluding a significant foreign currency exchange headwind of $14.5 million, EMEA revenue for the third quarter was $97.1 million, or an increase of 11.0%, using constant exchange rates. This increase using constant exchange rates was driven by growth in retail and foodservice channels across primarily oat drink product offerings. Approximately 83% of EMEA revenue was from the retail channel for the third quarter of 2022. The sold finished goods volume for the three months ended September 30, 2022 and 2021 amounted to 67 million and 63 million liters, respectively.

EMEA EBITDA decreased $19.7 million to a loss of $11.7 million for the third quarter of 2022 compared to a profit of $8.0 million in the prior year period. This decrease in EMEA EBITDA was primarily due to lower gross profit margin. Adjusted EMEA EBITDA, which excluded recurring share-based compensation expense of $0.2 million, was a loss of $11.5 million compared to a profit of $9.5 million in the prior year period.

Americas

Americas revenue increased $11.2 million, or 22.7%, to $60.7 million for the third quarter of 2022, compared to $49.5 million in the prior year period. This increase was primarily due to higher production output compared to the prior year period, as well as implemented price increases across all customers and channels during the third quarter and with growth in existing retail and foodservice channels across mainly oat drink product offerings, partially offset by production challenges. Approximately 53% of Americas revenue was from the retail channel in the third quarter of 2022. The sold finished goods volume for the three months ended September 30, 2022 and 2021 amounted to 36 million and 30 million liters, respectively.

Americas EBITDA loss increased $5.7 million to a loss of $17.9 million for the third quarter of 2022 compared to a loss of $12.2 million in the prior year period. The decrease in Americas EBITDA resulted from a number of factors offsetting the revenue growth, such as continued challenges in the scaling of production capacity at the Company’s Ogden, Utah facility to steady state, resulting in higher cost of production and higher operating expenses as the Company scales its operations for anticipated future growth. Adjusted Americas EBITDA, which excluded recurring share-based compensation expense of $1.3 million, was a loss of $16.6 million compared to a loss of $11.1 million in the prior year period.

Asia

Asia revenue increased $5.6 million, or 16.3%, to $39.8 million for the third quarter of 2022, compared to $34.2 million in the prior year period. Excluding a foreign currency exchange headwind of $2.1 million, Asia revenue for the third quarter was $41.9 million, or an increase of 22.5%, using constant exchange rates. Asia revenue continues to be impacted by the implementation of various degrees of ongoing lock-downs due to COVID-19 variants in China throughout 2022. Approximately 63% of Asia revenue was from the foodservice channel for the third quarter of 2022, with a significant contribution coming from the e-commerce channel. The sold finished goods volume for the three months ended September 30, 2022 and 2021 amounted to 23 million and 17 million liters, respectively.

Asia EBITDA loss increased $29.1 million to a loss of $30.3 million for the third quarter of 2022 compared to a loss of $1.2 million in the prior year period. The decrease in Asia EBITDA was primarily due to higher operating expenses as the Company scales its operations for future growth and lower gross profit margin driven by primarily higher cost of production during the ramp-up phase of our new facilities, but also impacted by our ability to move inventory due to COVID-19 restrictions, resulting in increased promotional activities, inventory provisions and co-packer charges. Adjusted Asia EBITDA, which excluded recurring share-based compensation expense of $1.9 million, was a loss of $28.4 million compared to a profit of $0.5 million in the prior year period.

Corporate Expense

Oatly’s corporate expense, which consists of general overhead costs not allocated to the segments, in the third quarter of 2022 was $32.4 million, an increase of $1.2 million compared to the prior year period. The increase was primarily driven by continued investments in research and development.

Balance Sheet and Cash Flow

As of September 30, 2022, the Company had cash and cash equivalents of $105.6 million, $14.7 million in short term investments and total outstanding debt to credit institutions of $4.4 million. Net cash used in operating activities was $215.2 million for the nine months ended September 30, 2022, compared to $148.6 million during the prior year period which was primarily driven by a loss from operations as the Company continues to invest and scale its business to support its growth. Capital expenditures were $170.5 million for the nine months ended

September 30, 2022, compared to $186.7 million in the prior year period. Net cash used in financing activities was $10.0 million reflecting the repayment of lease liabilities and repayment of liabilities to credit institutions.

On November 13, 2022, the Company amended its Sustainable Revolving Credit Facility for the purpose of postponing the application of the minimum EBITDA financial covenant from the second quarter of 2023 to (A) the fourth quarter of 2023 or (B) provided that the Company and its subsidiaries has successfully raised capital (whether in the form of equity and/or debt) of at least $200 million by June 30, 2023, the second quarter of 2024.

Outlook

Regarding the Company’s outlook, Petersson stated, “For fiscal 2022, we are lowering our outlook primarily to reflect COVID-19 pressures negatively impacting sales in Asia, operational challenges in Americas which limits our ability to accelerate sales momentum, and continued foreign exchange headwinds. We believe these challenges are transitory and that we have significant opportunities for growth as these headwinds subside. In the meantime, we have taken actions to adjust our supply chain network strategy and simplify our organizational structure for a more balanced growth equation moving forward."

The Company’s outlook assumes reasonable containment of COVID-19 related infection rates globally, including no further major lockdowns in Asia for the remainder of the year, and does not reflect any additional deterioration in the European macro environment, or any significant changes in the geopolitical impact of the current war in Ukraine. Based on the Company’s assessment of the current operating environment, including inflation, rising interest rates, and the impact on consumer behavior, as well as updated foreign currency exchange rates as of September 30, 2022, the Company now expects the following for the full year ending December 31, 2022:

•
Revenue of $700 million to $720 million, an increase of 9% to 12% compared to full year 2021. The updated foreign currency exchange rates account for $15 million of the revision to the previously provided range. On a constant currency basis using 2021 foreign exchange rates, the Company expects revenue of $755 million to $775 million, an increase of 17% to 20% compared to full year 2021.
•
Capital expenditures between $220 million and $240 million, no change from the previous guidance. The Company is phasing its production footprint expansion due to the current operating environment and expects this to result in significant savings in 2022 capital expenditures.
•
Run-rate production capacity to be approximately 900 million liters of finished goods at the end of the year.

In regards to the long-term margin guidance, the Company is currently evaluating the impact of the strategic actions, particularly as it relates to a more asset-light, less capital intensive operating model.

The Company cannot provide a reconciliation of Adjusted EBITDA margin guidance to the corresponding IFRS metric without unreasonable efforts, as we are unable to provide reconciling information. The items necessary to reconcile these items are not within Oatly’s control, may vary greatly between periods and could significantly impact future financial results.

Conference Call, Webcast and Supplemental Presentation Details

Oatly will host a conference call and webcast at 8:30 a.m. ET today to discuss these results. The conference call, simultaneous, live webcast and supplemental presentation can be accessed on Oatly’s Investors website at https://investors.oatly.com under “Events.” The webcast will be archived for 30 days.

About Oatly

We are the world’s original and largest oat drink company. For over 25 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties suited for sustainability and human health. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including alternatives to milks, ice cream, yogurt, cooking creams, and spreads. Headquartered in Malmö, Sweden, the Oatly brand is available in more than 20 countries globally.

For more information, please visit www.oatly.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our financial outlook for 2022 and long-term growth strategy, and anticipated cost savings from our restructuring plans, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: general economic conditions including high inflationary cost pressures; our history of losses and inability to achieve or sustain profitability; the impact of the COVID-19 pandemic, including the spread of variants of the virus, on our business and the international economy; reduced or limited availability of oats or other raw materials that meet our quality standards; failure to obtain additional financing to achieve our goals or failure to obtain necessary capital when needed on acceptable terms or at all; damage or disruption to our production facilities; harm to our brand and reputation as the result of real or perceived quality or food safety issues with our products; food safety and food-borne illness incidents and associated lawsuits, product recalls or regulatory enforcement actions; our ability to successfully compete in our highly competitive markets; our ability to effectively manage our growth, realize the anticipated benefits of the reduction in force and retain our existing employees; changing consumer preferences due to disposable income, credit availability, debt levels and inflation, and our ability to adapt to new or changing preferences; foreign exchange fluctuations; the consolidation of customers or the loss of a significant customer; reduction in the sales of our oatmilk varieties; failure to meet our existing or new environmental metrics and other risks related to sustainability and corporate social responsibility; litigation, regulatory actions or other legal proceedings including environmental and securities class action lawsuits; changes to international trade policies, treaties and tariffs and the ongoing war in Ukraine; changes in our tax rates or exposure to additional tax liabilities or assessments; failure to expand our manufacturing and production capacity as we grow our business; supply chain delays, including delays in the receipt of product at factories and ports, and an increase in transportation costs; the impact of rising commodity prices, transportation and labor costs on our cost of goods sold; failure by our logistics providers to deliver our products on time, or at all; our ability to successfully ramp up operations at any of our new facilities and operate them in accordance with our expectations; failure to develop and maintain our brand; our ability to introduce new products or successfully improve existing products; failure to retain our senior management or to attract, train and retain employees; cybersecurity incidents or other technology disruptions; failure to protect our intellectual and proprietary technology adequately; our ability to successfully remediate the material weaknesses or other future control deficiencies, in our internal control over financial reporting; our status as an emerging growth company; our status as a foreign private issuer; through our largest shareholder, Nativus Company Limited, entities affiliated with China Resources Verlinvest Health Investment Ltd. will continue to have significant influence over us, including significant influence over decisions that require the approval of shareholders; and the other important factors discussed under the caption “Risk Factors” in Oatly's Annual Report on Form 20-F for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (“SEC”) on April 6, 2022, in our Report on Form 6-K for the period ended September 30, 2022, and Oatly’s other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Oatly disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Non-IFRS Financial Measures

EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and constant currency revenue are financial measures that are not calculated in accordance with IFRS. We define Adjusted EBITDA as loss for the period attributable to shareholders of the parent adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense, restructuring costs, and non-recurring expenses related to the IPO.

Adjusted EBITDA should not be considered as an alternative to loss for the period or any other measure of financial performance calculated and presented in accordance with IFRS. There are a number of limitations related to the use of Adjusted EBITDA rather than loss for the period attributable to shareholders of the parent, which is the most directly comparable IFRS measure. Some of these limitations are:

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Adjusted EBITDA excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future increasing our cash requirements;
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Adjusted EBITDA does not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;
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Adjusted EBITDA does not reflect income tax payments that reduce cash available to us;
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Adjusted EBITDA does not reflect share-based compensation expenses and, therefore, does not include all of our compensation costs;
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Adjusted EBITDA does not reflect restructuring costs that reduce cash available to us in future periods;
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Adjusted EBITDA does not reflect non-recurring expenses related to the IPO that reduce cash available to us; and
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Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Adjusted EBITDA should not be considered in isolation or as a substitute for financial information provided in accordance with IFRS. Below we have provided a reconciliation of Adjusted EBITDA to loss attributable to shareholders of the parent, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the period presented.

This press release also includes references to constant currency revenue. The Company presents this measure because we use constant currency information to provide a framework in assessing how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations and believe this information is useful to investors to facilitate comparisons and better identify trends in our business. The constant currency measure is calculated by translating the current year reported revenue amounts into comparable amounts using the prior year reporting period’s average foreign exchange rates which have been provided by a third party. Above we have provided a reconciliation of revenue as reported to revenue on a constant currency basis for the periods presented.

Contacts

Oatly Group AB

+1 866-704-0391

investors@oatly.com

press.us@oatly.com

Financial Statements

Interim condensed consolidated statement of operations

(Unaudited)	Three months ended September 30,		Nine months ended September 30,
(in thousands of U.S. dollars, except share and per share data)	2022	2021	2022	2021
Revenue	183,026	171,062	527,170	457,265
Cost of goods sold	(178,044)	(126,185)	(478,196)	(331,847)
Gross profit	4,982	44,877	48,974	125,418
Research and development expenses	(5,245)	(4,052)	(15,227)	(11,096)
Selling, general and administrative expenses	(103,765)	(85,090)	(304,898)	(235,029)
Other operating income and (expenses), net	(340)	(192)	197	(369)
Operating loss	(104,368)	(44,457)	(270,954)	(121,076)
Finance income and (expenses), net	(7,491)	3,831	(4,507)	(8,785)
Loss before tax	(111,859)	(40,626)	(275,461)	(129,861)
Income tax benefit/(expense)	3,910	(567)	8,063	(2,779)
Loss for the period attributable to shareholders of the parent	(107,949)	(41,193)	(267,398)	(132,640)
Loss per share, attributable to shareholders of the parent:
Basic and diluted	(0.18)	(0.07)	(0.45)	(0.25)
Weighted average common shares outstanding:
Basic and diluted	592,163,619	591,777,001	591,963,512	534,691,682

Interim condensed consolidated statement of financial position

(in thousands of U.S. dollars)	September 30, 2022	December 31, 2021
	(Unaudited)
ASSETS
Non-current assets
Intangible assets	119,693	145,925
Property, plant and equipment	597,265	509,648
Right-of-use assets	149,467	158,448
Other non-current receivables	7,502	5,534
Deferred tax assets	4,954	2,293
Total non-current assets	878,881	821,848
Current assets
Inventories	89,326	95,661
Trade receivables	118,333	105,519
Current tax assets	296	435
Other current receivables	23,803	32,229
Prepaid expenses	17,010	27,711
Short-term investments	14,743	249,937
Cash and cash equivalents	105,603	295,572
Total current assets	369,114	807,064
TOTAL ASSETS	1,247,995	1,628,912
EQUITY AND LIABILITIES
Equity
Share capital	105	105
Treasury shares	0	—
Other contributed capital	1,628,045	1,628,103
Foreign currency translation reserve	(200,875)	(74,486)
Accumulated deficit	(548,096)	(308,423)
Total equity attributable to shareholders of the parent	879,179	1,245,299
Liabilities
Non-current liabilities
Lease liabilities	119,995	126,516
Deferred tax liabilities	2,645	2,677
Provisions	9,303	11,033
Total non-current liabilities	131,943	140,226
Current liabilities
Lease liabilities	19,469	16,703
Liabilities to credit institutions	4,420	5,987
Trade payables	66,097	93,043
Current tax liabilities	2,436	567
Other current liabilities	10,540	9,614
Accrued expenses	133,911	117,473
Total current liabilities	236,873	243,387
Total liabilities	368,816	383,613
TOTAL EQUITY AND LIABILITIES	1,247,995	1,628,912

Interim condensed consolidated statement of cash flows

(Unaudited)	For the nine months ended September 30,
(in thousands of U.S. dollars)	2022	2021
Operating activities
Net loss	(267,398)	(132,640)
Adjustments to reconcile net loss to net cash flows
—Depreciation of property, plant and equipment and right-of-use assets and amortization of intangible assets	34,765	16,386
—Write-downs of inventories	15,067	1,507
—Impairment loss on trade receivables	2,456	41
—Share-based payments expense	27,725	14,034
—Finance income and expenses, net	4,507	8,785
—Income tax (benefit)/expense	(8,063)	2,779
—Gain/(loss) on disposal of property, plant and equipment	(860)	1
—Other	(222)	(25)
Interest received	1,776	918
Interest paid	(8,964)	(6,878)
Income tax paid	(1,977)	(2,242)
Changes in working capital:
—Increase in inventories	(19,010)	(41,871)
—Increase in trade receivables, other current receivables, prepaid expenses	(17,306)	(59,511)
—Increase in trade payables, other current liabilities, accrued expenses	22,280	50,120
Net cash flows used in operating activities	(215,224)	(148,596)
Investing activities
Purchase of intangible assets	(3,838)	(7,227)
Purchase of property, plant and equipment	(170,514)	(186,660)
Proceeds from financial instruments	—	5,720
Purchase of short-term investments	—	(335,165)
Proceeds from short-term investments	226,208	17,283
Net cash flows from/(used in) investing activities	51,856	(506,049)
Financing activities
Proceeds from issue of shares, net of transaction costs	—	1,037,325
Proceeds from exercise of warrants	—	38,503
Repayment of shareholder loans	—	(10,941)
Proceeds from liabilities to credit institutions	—	118,005
Repayment of liabilities to credit institutions	(1,032)	(212,384)
Repayment of lease liabilities	(8,949)	(6,938)
Payment of loan transaction costs	—	(4,900)
Net cash flows (used in)/from financing activities	(9,981)	958,670
Net (decrease)/increase in cash and cash equivalents	(173,349)	304,025
Cash and cash equivalents at the beginning of the period	295,572	105,364
Exchange rate differences in cash and cash equivalents	(16,620)	(6,335)
Cash and cash equivalents at the end of the period	105,603	403,054

Non-IFRS Financial Measures – Reconciliation

(Unaudited)	Three months ended September 30,		Nine months ended September 30,
(in thousands of U.S. dollars)	2022	2021	2022	2021
Loss for the period attributable to shareholders of the parent	(107,949)	(41,193)	(267,398)	(132,640)
Income tax (benefit)/expense	(3,910)	567	(8,063)	2,779
Finance (income) and expenses, net	7,491	(3,831)	4,507	8,785
Depreciation and amortization expense	12,157	7,922	34,765	16,386
EBITDA	(92,211)	(36,535)	(236,189)	(104,690)
Share-based compensation expense	8,503	9,568	27,725	14,034
Restructuring costs(1)	1,005	—	1,005	—
IPO preparation and transaction costs	—	—	—	9,288
Adjusted EBITDA	(82,703)	(26,967)	(207,459)	(81,368)

(1) Relates to accrued severance payments.